news release

ArcelorMittal response to European Commission’s Decision on Pre-Stressed Steel Case

Luxembourg, 30 June 2010 (16:00 CET) - ArcelorMittal notes the decision announced today by the European Commission concerning the investigation into alleged anti-competitive practices of European manufacturers of pre-stressed wire and strands steel products, including certain subsidiary companies of the ArcelorMittal Group. Initial review of the European Commission’s announcement suggests that the fines imposed on subsidiary companies of the Group amount to approximately 315 million euros.

The Commission investigation has been pending since 2002 and the alleged anticompetitive practices that it has examined date back to a period over 25 years ago. ArcelorMittal operates a strong compliance program across all its subsidiaries to ensure that all business activity remains in accordance with the highest legal and ethical standards.

When it receives the full Commission decision, the Company will review the decision in detail and respond within the time limits provided. All options including appeal will be considered.

ArcelorMittal and its subsidiaries have cooperated fully with the Commission throughout the investigation.